[redacted]

10028492

TES
GE COMMISSION
.C. 20549

BB 3/6

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49897 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navaid Financial Services Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1522 Locust St. Floor 2
(No. and Street)

Philadelphia (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Carney 215-985-9100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr and O'Connor
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Ave (Address) Paoli (City) PA (State) 19301 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/11

## OATH OR AFFIRMATION

I, John Carney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navaid Financial Services Inc, as of 12/31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
KATIE BALDWIN
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Dec 17, 2012

Signature

President/CFO

Title

Katie Baldwin

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Report*

*NAVAID FINANCIAL SERVICES, INC.*

*December 31, 2009 and 2008*

# NAVAID FINANCIAL SERVICES, INC.

**Financial Statements and Supplementary Financial Information**

**For the Years Ended December 31, 2009 and 2008**

**and**

**INDEPENDENT AUDITOR'S REPORT**

**INDEX**

SIANA
CARR &
O'CONNOR, LLP

*Certified Public Accountants*

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

## INDEPENDENT AUDITOR'S REPORT

To the Directors of
Navaid Financial Services, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of Navaid Financial Services, Inc. (an S-Corporation) as of December 31, 2009 and 2008, and the related statements of income, changes in subordinated borrowings, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 23, 2010

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone: 610-296-4200 Fax: 610-296-3659 Email: solutions@scocpa.com

**NAVAID FINANCIAL SERVICES, INC.**
**Statements of Financial Condition**
**December 31, 2009 and 2008**

| **Assets** | 2009 | 2008 |
|---|---|---|
| Cash | $ 62,515 | $ 300,416 |
| Deposits with clearing organization and others | 1,501,414 | 1,500,535 |
| Marketable debt securities | 10,431,105 | 13,010,923 |
| Receivable from clearing organization and others | 668,321 | 1,286,053 |
| Accrued interest receivable | 69,912 | 288,879 |
| Prepaid expenses | 42,624 | 9,600 |
| Furniture and equipment, net | 11,825 | 14,321 |
| Total assets | $12,787,716 | $16,410,727 |
| **Liabilities and shareholders' equity** | | |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ 400,009 | $ 1,198,885 |
| Payable to clearing organization | 10,397,319 | 12,510,238 |
| Securities sold, not yet purchased | -0- | 351,452 |
| Total liabilities | 10,797,328 | 14,060,575 |
| Subordinated borrowings | 1,500,000 | 1,500,000 |
| Shareholders' equity: | | |
| Common stock ($.01 par value, 1,000 shares authorized, 106 shares issued and outstanding) | 1 | 1 |
| Additional paid-in capital | 99,999 | 99,999 |
| Retained earnings | 390,388 | 750,152 |
| Total shareholders' equity | 490,388 | 850,152 |
| Total liabilities and shareholders' equity | $12,787,716 | $16,410,727 |

**(The accompanying notes are an integral part of these financial statements.)**

**NAVAID FINANCIAL SERVICES, INC.**
**Statements of Income**
**For the Years Ended December 31, 2009 and 2008**

| | 2009 | 2008 |
|---|---|---|
| Revenues: | | |
| Trading gains and losses, net | $6,011,408 | $7,632,761 |
| Interest income | 399,970 | 357,609 |
| Commission income | 9,527 | 30,464 |
| Total revenues | 6,420,905 | 8,020,834 |
| Expenses: | | |
| Commissions | 5,280,678 | 5,959,798 |
| Employee compensation and benefits | 471,965 | 453,726 |
| Interest expense | 181,789 | 220,724 |
| Outside services | 134,374 | 119,257 |
| Other expenses | 56,015 | 113,761 |
| Occupancy and office | 30,562 | 24,493 |
| Total expenses | 6,155,383 | 6,891,759 |
| Net income | $ 265,522 | $1,129,075 |

**(The accompanying notes are an integral part of these financial statements.)**

## NAVAID FINANCIAL SERVICES, INC.
## Statements of Changes in Subordinated Borrowings
## For the Years Ended December 31, 2009 and 2008

| | |
|---|---|
| Subordinated borrowings at January 1, 2008 | $1,500,000 |
| 2008 activity | -0- |
| Subordinated borrowings at December 31, 2008 | 1,500,000 |
| 2009 activity | -0- |
| Subordinated borrowings at December 31, 2009 | $1,500,000 |

**(The accompanying notes are an integral part of these financial statements.)**

# NAVAID FINANCIAL SERVICES, INC.
## Statements of Changes in Shareholders' Equity
## For the Years Ended December 31, 2009 and 2008

| | Common Stock | | Additional Paid-In | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Total |
| January 1, 2008 | 106 | $1 | $99,999 | $ 180,500 | $ 280,500 |
| Net income | | | | 1,129,075 | 1,129,075 |
| Distributions to shareholders | | | | (559,423) | (559,423) |
| December 31, 2008 | 106 | $1 | $99,999 | $ 750,152 | $ 850,152 |
| January 1, 2009 | 106 | $1 | $99,999 | $ 750,152 | $ 850,152 |
| Net income | | | | 265,522 | 265,522 |
| Distributions to shareholders | | | | (625,286) | (625,286) |
| December 31, 2009 | 106 | $1 | $99,999 | $ 390,388 | $ 490,388 |

**(The accompanying notes are an integral part of these financial statements.)**

**NAVAID FINANCIAL SERVICES, INC.**
**Statements of Cash Flows**
**For the Years Ended December 31, 2009 and 2008**

| | 2009 | 2008 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 265,522 | $ 1,129,075 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation expense | 3,745 | 3,242 |
| (Increase) decrease in: | | |
| Deposits with clearing organization and others | (879) | 37 |
| Marketable debt securities | 2,579,818 | (2,906,731) |
| Receivable from clearing organization and others | 617,732 | (706,130) |
| Accrued interest receivable | 218,967 | (263,194) |
| Prepaid expenses | (33,024) | (3,600) |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | (798,876) | 561,521 |
| Payable to clearing organization | (2,112,919) | 2,648,256 |
| Securities sold, not yet purchased | (351,452) | 302,162 |
| Net cash provided by operating activities | 388,634 | 764,638 |
| Cash flows from investing activities: | | |
| Purchase of furniture and equipment | (1,249) | (11,876) |
| Net cash used by investing activities | (1,249) | (11,876) |
| Cash flows from financing activities: | | |
| Distributions to shareholders | (625,286) | (559,423) |
| Net cash used by financing activities | (625,286) | (559,423) |
| Net increase (decrease) in cash | (237,901) | 193,339 |
| Cash - beginning of year | 300,416 | 107,077 |
| Cash - end of year | $ 62,515 | $ 300,416 |
| Supplemental cash flow information: | | |
| Interest paid | $ 180,887 | $ 226,199 |

**(The accompanying notes are an integral part of these financial statements.)**

**NAVAID FINANCIAL SERVICES, INC.**
**Notes to Financial Statements**
**December 31, 2009 and 2008**

## (1) ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company operates on a fully-disclosed basis whereby they do not carry accounts for customers.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Management's estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Securities transactions and commission expense***

Proprietary securities transactions are recorded at fair value on the trade date, as if they had settled. Trading gains and losses arising from all securities transactions entered into for the account and risk of the Company, along with the related commission expense incurred, are also recorded on a trade date basis. Marketable debt securities are valued at fair value as determined by management based on information provided by third parties and by analyzing inter-dealer trades on or around year-end for all positions held by the Company at year-end.

***Income taxes***

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

## (3) MARKETABLE DEBT SECURITIES

As described in Note 2, the Company values marketable debt securities at fair value in accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures*. The Company classifies its investments into Level 1, which refers to securities traded in an active market; Level 2, which refers to securities not traded in an active market but for which observable inputs are readily available or Level 1 type securities where there is a contractual restriction; and Level 3, which refers to securities not traded in an active market for which no significant observable market inputs are available. All marketable debt securities were classified as Level 2 at December 31, 2009 and 2008.

## (4) RELATED PARTY TRANSACTIONS

The Company provides brokerage services for a fund that is owned and managed by the shareholders. The Company waived all markups and commissions for the fund for 2009 and 2008. However, the fund reimburses the Company for their costs from outside parties. The Company received $18,145 and $10,704 in 2009 and 2008, respectively. A receivable from the fund was recorded at December 31, 2009 and 2008, in the amount of $2,278 and $1,320, respectively.

Two of the Company's traders are also shareholders. The Company paid commissions of $5,812,000 and $5,354,000 in 2009 and 2008, respectively to these shareholders. Additionally, $335,128 and $1,118,352 is due to the traders at December 31, 2009 and 2008, respectively.

## (5) RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to securities purchased on margin. This balance is secured by the Company's proprietary investments and clearing deposit. The payable balance incurs interest at the federal funds rate plus an applicable margin (1.25% at December 31, 2009).

## (6) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements consist of two subordinated notes payable to two shareholders. The notes expire on September 28, 2013 and include interest at 5%.

## (7) SECURITIES SOLD, NOT YET PURCHASED

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at year end at fair value and will incur a loss if the market value of the securities increases subsequent to year end. All securities sold, not yet purchased were classified as Level 2 securities as required by ASC 820 at December 31, 2008.

## (8) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2009, the Company had net capital, as defined, of $1,103,526, which was $1,003,526 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .66 to 1 as of December 31, 2009.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3k(2)ii which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 11 and 12 are not applicable.

## (9) LEASE COMMITMENTS

The Company has a lease agreement for office space that expires May 31, 2011. Rent expense incurred in connection with this lease for the years ended December 31, 2009 and 2008 was $24,000 and $18,000, respectively.

The future minimum annual rental payments are as follows:

| Year ending December 31, | |
|---|---|
| 2010 | $19,200 |
| 2011 | 16,200 |
| Total | $35,400 |

## (10) 401(k) RETIREMENT PLAN

During 2009 the Company implemented a 401(k) retirement plan. The Company matches the first 6% of eligible employees compensation. The Company's expense related to the plan was $9,858 for 2009.

## (11) NON-MONETARY TRANSACTIONS

In 2009 and 2008, the Company reduced broker fees for one of their traders in exchange for bookkeeping services. The fair value of the transactions was approximately $12,000 per year.

## (12) CONCENTRATION OF CREDIT RISK

***Cash***

At various times during the year, the Company's cash balances exceeded the federally insured limit. The Company did not have any cash balances in excess of FDIC limits at December 31, 2009.

***Marketable debt securities***

The Company's proprietary investments consist solely of municipal securities. At December 31, 2009, the position held in two municipal securities represented 30% of marketable debt securities.

***Agreements with traders***

The Company has agreements with three traders on a month to month basis, of which one trader executes a majority of all trades. If this trader were to terminate the agreement, the ongoing operations of the Company may be materially affected.

## (13) SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 23, 2010, the date through which the financial statements were available to be issued.

# SUPPLEMENTARY

# FINANCIAL

# INFORMATION

**Schedule I**

## NAVAID FINANCIAL SERVICES, INC.
## Computation of Net Capital Under Rule 15c3-1
## of the Securities and Exchange Commission
## December 31, 2009

| | |
|---|---|
| Net capital: | |
| Total shareholders' equity | $ 490,388 |
| Add - subordinated borrowings allowable as net capital | 1,500,000 |
| Total capital and allowable subordinated borrowings | 1,990,388 |
| Less - total non-allowable assets | 92,951 |
| haircuts on securities 793,911 | |
| Net capital | $1,103,526 |
| Aggregate indebtedness | $ 728,298 |
| Total aggregate indebtedness | $ 728,298 |
| Computation of basic net capital requirement: | |
| Net capital requirement | $ 100,000 |
| Net capital | 1,103,526 |
| Excess of net capital | $1,003,526 |
| Excess of net capital at 1000% | $1,030,696 |
| Ratio of aggregate indebtedness to net capital | .66 to 1 |

Schedule II

**NAVAID FINANCIAL SERVICES, INC.**
**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2009**

---

**Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.**

Schedule III

**NAVAID FINANCIAL SERVICES, INC.**
**Information Relating to Possession or Control Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2009**

---

**Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.**

## NAVAID FINANCIAL SERVICES, INC.
## Notes to Supplemental Schedules
## December 31, 2009

**Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2009 FOCUS Part IIA filing.**

| | |
|---|---|
| Net capital per unaudited December 31, 2009 FOCUS Part IIA filing | $ 837,364 |
| Audit adjustments to non-allowable assets | (33,024) |
| Audit adjustments to distribution to shareholders | (71,246) |
| Audit adjustments to net income | 385,078 |
| Audit adjustment to haircut on securities | (14,646) |
| Net capital | $1,103,526 |